SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 19, 2012

Commission File Number: 000-50867

Syneron Medical Ltd.

(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated September 18, 2012, entitled “Syneron’s elure™ Wins Allure Magazine’s BEST OF BEAUTY Award For The Second Consecutive Year.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ David Schlachet
Name: David Schlachet Title: Chief Financial Officer

Date: September 19, 2012

Syneron’s elure™ Wins Allure Magazine’s BEST OF BEAUTY Award For
The Second Consecutive Year

Yokneam, Israel—September 18, 2012—Syneron Medical (NASDAQ: ELOS), www.syneron.com, the global leader in medical aesthetic products and technology, announced today that AllureM agazine has named elure™ Lotion its “Best Anti-Ager for Discoloration” in itsannual Best of Beauty issue , which is published in October every year. This is the second consecutive win for elure in AllureMagazine ’s Best of Beauty issue;elure ™ Lotion and the elure™ Night Cream won the coveted awardin the Big Breakthroughscategory in October2011.

Allure Magazine selects their winnersbased on real, noticeable results. Among the thousands of beauty products launched every year, “these are the products that truly deliver,”the magazine says, noting that elure Lotion is one of the only products readers need to know and own.

Louis Scafuri, Chief Executive Officerof Syneron , commented, “Due to its outstanding efficacy and safety profile, elure has rapidly become a leadinghome use solution recommended byphysicians around the world for correcting skin discoloration. We are thrilled and honored to receive this award from theleading beauty experts at Allure Magazine.”

In addition to the Best of Beauty award, Allure Magazine also namede lure Lotion one of “50 Beauty Products to Buy Before You Die”. Hailed as a “powerful skin-brightening cream,” by Allure , dermatologist Leslie Baumann, M.D ,. a memb er of Syneron’sMedical Advisory Board said, “my patients are seeing their hyperpigmentation fade within four weeks.”

"elure is safe, simple-to-use and works well on all skin types," states Anne Chapas, MD . ,. dermatologist and Medical Director for Union Square Laser Dermatology in Manhattan, New York. "Patients rightfully are enthusiastic when they experience quick results without irritation. Within a month of regular use, skin appears brighter and more even toned.”

See elure Lotion’s Best of Beauty awardfor “Best Anti-Ager for Discoloration” in Allure Magazine’s October 2012 issue.

See elure Lotion highlightedas one of Allure Magazine’s “50 Beauty Products to Buy Before You Die” here: http://www.allure.com/beauty-products/2012/beauty-products-to-buy-before-you-die#slide=44

For more information about elure’s full range ofp roductsvisit www.elureskin.comor follow us on Facebook: http://www.facebook.com/elureskin.

About Syneron Medical Ltd.

Syneron Medical Ltd. – a company devoted to real technology, real science and real results – is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. With its innovative approach to aesthetic treatments, Syneron has now entered into one of the largest in-demand applications, skin lightening. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The company markets and services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

elure™ is sold as a topical cosmetic intended to beautify your skin and cosmetics are not subject to evaluation by the FDA. All product information provided is intended to be for informational purposes only. The information about skin conditions provided herein does not constitute medical or pharmaceutical advice and should not be relied upon as a substitute for qualified medical consultation with health professionals. Additional information can be found at www.syneron.com

Media Contacts:
Melissa Kelz - melissakelz@kelzpr.com -646.450.5359
Patty Mathews, PattyMathews@kelzpr.com -646.450.5359
Syneron PR – pr@syneron.com

Investor Contacts:
David Schlachet, Chief Financial Officer
Email: david.schlachet@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com

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